UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
__________________________________________________

Intelsat S.A.
(Name of Issuer)

Common Shares, nominal value $0.01 per share
(Title of Class of Securities)

L5140P101
(CUSIP number)

Jennifer M. Pulick
General Counsel
Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(212) 380-5800
(Name, address and telephone number of person authorized to receive notices and communications)

January 13, 2021
(Date of event which requires filing of this statement)
__________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 142,145,054 Common Shares of Intelsat S.A. (the “Issuer”) outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC” or “Commission”) on November 5, 2020.

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 142,145,054 Common Shares of the Issuer outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2020.

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 142,145,054 Common Shares of the Issuer outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2020.

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission by Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”), Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”), and Stephen C. Freidheim (collectively, the “Reporting Persons”) on May 4, 2020, as amended by Amendment No. 1 filed on May 14, 2020. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented as follows:

The Reporting Persons have recently been engaging, and intend to continue engaging, in discussions with representatives of the Issuer and certain of its subsidiaries (collectively, the “Company”) and certain other stakeholders concerning the treatment of various classes of claims and interests, including the Issuer’s 4.50% Convertible Senior Notes due 2025 (the “Notes”), in connection with the Company’s jointly administered chapter 11 cases (the “Chapter 11 Cases”) pending in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) entitled In re Intelsat S.A, et al., Case No. 20-32299 (KLP).

The disclosures in Item 6 relating to the ROFR Agreement and the Cooperation Agreement (each as defined below) are incorporated by reference herein.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 142,145,054 Common Shares of the Issuer outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2020.

Set forth below is the aggregate number of Common Shares directly held, as of the date hereof, by each of the following funds managed by the Reporting Persons (collectively, the “Cyrus Funds”).

Holder	Total Number of Common Shares
Cyrus Opportunities Master Fund II, Ltd.	4,672,663

CRS Master Fund, L.P.	1,851,839

Crescent 1, L.P.	1,959,504

Cyrus Select Opportunities Mater Fund, Ltd.	549,092

Canary SC Master Fund, L.P.	1,485,777

Cyrus 1740 Master Fund, L.P.	247,629

The Reporting Persons also beneficially own $108,427,000 principal amount of the Notes. The Common Shares issuable upon conversion of such Notes are not included as beneficially owned in this Schedule 13D, as amended, because the settlement of the Notes may be in cash, Common Shares or a combination of cash and Common Shares, at the election of the Issuer.

(c) There have been no transactions by the Reporting Persons (on behalf of the Cyrus Funds) effected during the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and restated as follows:

The disclosure in Item 5 is incorporated by reference herein.

ROFR Agreement

On January 13, 2021, certain funds and accounts managed by the Reporting Persons and Discovery Capital Management, LLC (collectively, the “ROFR Noteholder Parties”) entered into a ROFR Agreement, which was subsequently amended and restated on January 22, 2021 (as amended and restated, the “ROFR Agreement”), pursuant to which each ROFR Noteholder Party granted each other ROFR Noteholder Party a right of first refusal with respect to any potential Transfer (as defined in the ROFR Agreement) of the Notes, whereby a ROFR Noteholder Party desiring to transfer Notes must provide the other ROFR Noteholder Parties with the opportunity to purchase such Notes on the same terms and conditions offered to the transferring ROFR Noteholder Party. The ROFR Agreement shall automatically terminate upon the earlier of (1) entry into a written agreement terminating the ROFR Agreement by ROFR Noteholder Parties holding at least 80% of the aggregate principal amount of the Notes then held by all ROFR Noteholder Parties and (2) 11:59 p.m. on the date that is one (1) day after the occurrence of the effective date of a plan of reorganization of the Issuer that is confirmed by the Bankruptcy Court in the Chapter 11 Cases.

Cooperation Agreement

Certain funds and accounts managed by the Reporting Persons entered into a cooperation agreement dated January 19, 2021, which became effective on January 20, 2021 (the “Cooperation Agreement”), with certain other holders of the Notes, consisting of funds and accounts managed by Anchorage Capital Group, L.L.C., Brean Asset Management, LLC, Crystalline Management Inc., Discovery Capital Management, LLC, Goldman Sachs Asset Management L.P., Moore Capital Management, LP, and Whitebox Advisors LLC (together with the Reporting Persons, collectively, the “Cooperating Noteholders”). Pursuant to the Cooperation Agreement, the Cooperating Noteholders agreed, with respect to any Notes and other indebtedness of the Company held by them at any time during the term of the Cooperation Agreement, (i) to vote for, consent to, support, tender Notes for, assist and participate in a plan of reorganization in the Chapter 11 Cases (a “Plan”) if the terms of such Plan have been approved by the Requisite Cooperating Noteholders (as defined in the Cooperation Agreement) (an “Approved Plan”) and (ii) not (A) to vote for, consent to, support, tender Notes for, assist or participate in the formulation of any Plan other than an Approved Plan, (B) to directly or indirectly seek, solicit, support or encourage any Plan that is materially inconsistent with any Approved Plan or the Cooperation Agreement, and (C) to take any other action, or encourage any other person or entity to take any action, including, but not limited to, initiating any legal proceedings in the Chapter 11 Cases or otherwise or enforcing any rights that are materially inconsistent with, or whose object is to delay, impede, appeal or otherwise interfere with the consummation of an Approved Plan or the Cooperation Agreement. The Cooperation Agreement also provides that each Cooperating Noteholder will not Transfer (as defined in the Cooperation Agreement) any of its Notes unless the transferee (x) is a Cooperating Noteholder or (y) executes a joinder to the Cooperation Agreement.

The Cooperation Agreement shall automatically terminate upon the earlier of (1) entry into a written agreement terminating the Cooperation Agreement by the Requisite Cooperating Noteholders, (2) 11:59 p.m. on the date that is one (1) business day after the effective date of an Approved Plan and (3) the occurrence of the Outside Termination Date (as defined in the Cooperation Agreement).

The descriptions of the ROFR Agreement and Cooperation Agreement included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the text of the ROFR Agreement and Cooperation Agreement, each of which is filed as an exhibit to this Schedule 13D and incorporated by reference into this Item 6.

The ROFR Agreement and the Cooperation Agreement solely pertain to the Notes and, in the case of the Cooperation Agreement, also to other indebtedness of the Company, and by their terms do not apply to any Common Shares of the Issuer or other equity securities of the Company (collectively, the “Equity Securities”) and, accordingly, the Reporting Persons are not acting under the ROFR Agreement or the Cooperation Agreement in their capacities as holders of Equity Securities. The ROFR Agreement and the Cooperation Agreement do not constitute, and are not intended by the Reporting Persons to constitute, an agreement, arrangement, understanding or relationship with any other person for purposes of acquiring, holding, voting, or disposing of Equity Securities or taking derivative positions relating to any Equity Securities. Accordingly, the Reporting Persons do not constitute a “group” under the ROFR Agreement or the Cooperation Agreement for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any purpose, with any other person.

The Reporting Persons expressly disclaim beneficial ownership of any Equity Securities beneficially owned by any other ROFR Noteholder Party or Cooperating Noteholder.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1
Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (as previously filed with the Commission on the Reporting Persons' Schedule 13D in respect of the Issuer on May 4, 2020, and is incorporated in its entirety by reference herein).

*99.2
Cooperation Agreement dated January 19, 2020 by and among Cyrus Capital Partners, L.P., Anchorage Capital Group, L.L.C., Brean Asset Management, LLC, Amethyts Arbitrage International Master Fund, Discovery Global Opportunity Master Fund, Ltd., Moore Capital Management L.P., Goldman Sachs Asset Management L.P., Whitebox Relative Value Partners, L.P., Whitebox GT Fund, LP, Whitebox Multi-Strategy Partners, L.P. and Pandora Select Partners, L.P.

99.3	Amended and Restated ROFR Agreement, dated January 22, 2021 by and among Cyrus Capital Partners, L.P. and Discovery Global Opportunity Master Fund, Ltd.

*Pursuant to that certain letter request of the Reporting Persons submitted to the Commission on January 25, 2021, confidential treatment has been requested for certain confidential information contained in this Exhibit.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2021

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM